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May 5, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Madeleine Joy Mateo
Todd Schiffman
Jee Yeon Ahn
Amit Pande

Re:	Jefferson Capital, Inc. Draft Registration Statement on Form S-1
Submitted December 11, 2024
CIK No. 0002046042

Ladies and Gentlemen:

On behalf of Jefferson Capital, Inc. (the “Company”), we submit this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated February 18, 2025 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, as submitted to the Staff on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act on February 5, 2025 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which reflects certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below the comment of your letter in bold type followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 2.

May 5, 2025

Amendment No. 1 to Draft Registration Statement on Form S-1

Risk Factors

Evolving regulation, particularly in Latin America, page 35

1.	In the first paragraph, we note your reference to AI. Please discuss how AI is deployed and utilized, and include any limitations or risks in relying on AI technology obtained from third-party service providers. Clarify whether you have introduced these capabilities outside of Latin America. Discuss whether you have a governance policy for how you use AI. Clarify if your use of AI in Latin America is your “PrecisionHandler Solution” application referenced in the penultimate paragraph on page 112. Finally, also include the requested disclosure on page 112.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company adopted a governance policy for the use of artificial intelligence (“AI”) to establish guidelines and best practices for the appropriate, responsible and secure use of generative AI. The Company’s use of AI in Latin America is separate and distinct from the use of AI by the PrecisionHandler Solution application referenced in the penultimate paragraph on page 112 in the Draft Registration Statement.

The Company has not implemented to date any of the capabilities utilized in Latin America outside of Latin America. In Latin America, AI is used to improve efficiency in the management of assigned portfolios and to optimize decision making. Predictive prioritization models are used in this market to estimate the expected value of accounts, which allows resources to be optimized and improves operational efficiency. In addition, algorithms are developed to analyze the historical behavior of accounts to recommend the best next action or offer in real time. These activities can result in increased recovery rates on accounts.

In the United States, one of the Company’s vendors uses AI to train agents on how to provide better responses to questions. In addition, the Company authorized the use of AI for some limited activities including content generation for marketing, communications and similar business activities.

PrecisionHandler Solution is a custom web-based application used only in the United States that allows the Company’s employees to accurately and consistently analyze and handle both written and verbal disputes from account holders. It does not use generative AI or rely upon AI technology obtained from third party service providers and requires human involvement to implement its output.

At this time, the Company has not identified any limitations or risks in relying on AI technology obtained from third-party service providers. While the Company utilizes AI technology developed by or sourced from third-party service providers, it does not rely on such technology as part of its core businesses. As discussed above, while the Company explores the potential uses of AI in its Latin American operations, none of these uses have been implemented outside of Latin America.

The Company respectfully advises the Staff that it has updated the disclosure on pages 39, 116 and 128.

May 5, 2025

Concentration Risk, page 87

2.	We note your disclosure that a substantial percentage of your purchases are concentrated with a few large sellers, and your disclosure regarding the percentage of deployments in 2024 and 2023 for which your five largest clients accounted. Please discuss the material terms of any related agreements with such sellers and file the agreements as exhibits to the registration statement or tell us why you do not believe they are required to be filed.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has updated the disclosure on pages 6, 108 and 109 to include a description of the material terms of the asset purchase agreement the Company entered into in connection with the Conn’s Portfolio Purchase and has filed such asset purchase agreement as an exhibit to the registration statement. The Company respectfully submits that it does not believe that it is required to file its agreements with any other clients (the “Client Agreements”) under Item 601(b)(10) of Regulation S-K because the Client Agreements were made in the ordinary course of the Company’s business, the Company’s business is not substantially dependent on any single Client Agreement, and none of the Client Agreements individually fall under any of the categories of “material contracts” specified under Item 601(b)(10)(ii).

The Client Agreements were Made in the Ordinary Course of Business

Item 601(b)(10)(ii) of Regulation S-K states that “[i]f the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more” of the specified categories contained in (A) through (D) of Item 601(b)(10)(ii), “in which case it shall be filed except where immaterial in amount or significance[.]” As described in Amendment No. 2, the Company is a leading purchaser and manager of charged-off and insolvency consumer accounts. Its core business entails purchasing and servicing secured and unsecured assets from a diverse client base that includes banks, non-bank consumer lenders, auto finance companies, utilities, and telecom companies. Increasing purchase volume from both new and existing clients, including by expanding the range of asset classes sold to the Company, is a key component of the Company’s deployment growth strategy, and the Company references the percentage of purchases that its top five clients accounted for during the period beginning January 1, 2022 and ending December 31, 2024 in order to provide investors with a metric that the Company believes demonstrates its ability to execute on this aspect of its strategy. Since each of the Client Agreements, including those with the Company’s five largest clients, is such as ordinarily accompanies the kind of business that the Company conducts, the Company respectfully submits that pursuant to Item 601(b)(10)(ii) of Regulation S-K, each Client Agreement should be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories specified by the Item.

The Company’s Business is Not Substantially Dependent on any of the Client Agreements

Subsection (B) of Item 601(b)(10)(ii) of Regulation S-K identifies one of the specified categories of ordinary course contracts required to be filed as “[a]ny contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent[.]” The Company respectfully advises the Staff that the Company’s business is not substantially dependent on any one Client Agreement. As disclosed in Amendment No. 2, for the period beginning January 1, 2022 and ending December 31, 2024, excluding the Conn’s Portfolio Purchase, the Company’s top five counterparties accounted for 33.3% of the Company’s purchases, with the top client accounting for 8.4% of total purchase volume over that period. Notably, the Company’s top client was different in each of the three years during such period. For example, the Company’s top client for the year ended December 31, 2023 was not one of the Company’s top five clients for the year ended December 31, 2024. Accordingly, none of the Client Agreements that underlie the Company’s client relationships represent a “major part” of the products or services offered by the Company or concern patents, formulas, trade secrets, processes, or trade names upon which the Company’s business depends “to a material extent.” Moreover, many of the Company’s client relationships were, and continue to be, comprised of multiple individual contracts, as the Company generally purchases portfolios through single portfolio purchases (where a purchase and sale agreement is entered into) or through pre-arranged commitments to purchase multiple portfolios at regular intervals (where a forward sale purchase agreement is entered into, generally with a term of six months and no longer than three years). The Company also believes that if it were to lose an existing client relationship, regardless of size, it could readily negotiate new contracts with originators of comparable size on commercially reasonable terms and in a commercially reasonable timeframe, such that no such loss would be expected to have a material impact on the Company’s overall business, financial condition, or results of operations. Indeed, as disclosed in Amendment No. 2, the Company added over 120 new clients between 2018 and 2024 and manages an active pipeline of new clients, utilizing extensive marketing efforts to continuously realize new purchasing opportunities. For the foregoing reasons, the Company does not believe it is substantially dependent on any of its Client Agreements.

May 5, 2025

Filing of any Client Agreement or Disclosure of its Material Terms is Not Required

Other than the contract that the Company entered into in connection with the Conn’s Portfolio Purchase, which the Company will file as an exhibit to the registration statement, as the Company does not believe it is substantially dependent on any of its Client Agreements, and none of the Client Agreements fall under any of the other categories of “material contract” specified under Item 601(b)(10)(ii), the Company respectfully submits that it is not required under the provisions of Regulation S-K to file such contracts as exhibits to the registration statement. The Company further submits that, for the same reasons, the Company does not consider any individual Client Agreement to be material to its business such that a description of its material terms would be material to an investor’s understanding of the business. The Company advises the Staff that it will continue to evaluate in future periods the facts and circumstances of each of its contracts with clients and, in the event the Company determines it is or has become substantially dependent on any such contract, or determines that any such contract is or has otherwise become material to its business, it will file such contract as an exhibit and/or describe the material terms of such contract in subsequent filings as required by applicable Securities and Exchange Commission rules.

* * *

May 5, 2025

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1281 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Marc D. Jaffe

Marc D. Jaffe
of LATHAM & WATKINS LLP

cc:	(via email)
David Burton, President and Chief Executive Officer, Jefferson Capital, Inc.
Christo Realov, Chief Financial Officer and Treasurer, Jefferson Capital, Inc.
Matthew Pfohl, Esq., Chief Administrative Officer, General Counsel and Secretary, Jefferson Capital, Inc.
Erika L. Weinberg, Esq., Latham & Watkins LLP